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                                   Form U-7D
                       CERTIFICATE PURSUANT TO RULE U-7D
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1985

                                                            File No. ___________

Initial Filing
     The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.   Lessee public-utility company: Basin Electric Power Cooperative

     Address:  1717 East Interstate Avenue
               Bismarck, North Dakota  58501

2.   Date: September 17, 1999.

2a. Expected date facility will be placed in service: The facility was placed in service on October 29, 1985.

3.   Regulatory authority which has acted on the transaction:

     Name: RURAL UTILITIES SERVICE OF THE UNITED STATES DEPARTMENT OF AGRICULTURE ("RUS") (SUCCESSOR TO RURAL ELECTRIFICATION ADMINISTRATION OF THE UNITED STATES DEPARTMENT OF AGRICULTURE ("REA")).

     Date of Order: December 3, 1985.

4.   Initial Term of lease: From December 3, 1985 until December 30, 2015.

4a. Renewal options: The lessee has elected to renew the term of the lease for a fixed rate renewal term commencement on December 30, 2015, the last day of the initial lease term, and ending December 20, 2020.

The lessee may further elect to exercise renewal options as follows:

     (1) the lessee may renew the lease for an extension period (a) at the end of which the residual value of the undivided interest will be at least equal to 20 percent of the cost to the Owner Trustee of the undivided interest, and (b) such that at the end of such period, the total lease term will not exceed 80 percent of the sum of the then appraised remaining economic useful life of the undivided interest plus the period commencing on December 3, 1985 and ending on December 30, 2020.

     (2) At the expiration of the fixed rate renewal term (including any extension period), the lessee may renew the lease for one or more five year fair market renewal terms.

5.   Brief description of facility:

     A 10.8333 percent undivided interest in Antelope Valley Station Unit No. 2, a 440 megawatt nominal-rated lignite coal-fired steam electric generating


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     unit at the electric generating station known as Antelope Valley Station located in Mercer County, North Dakota near Beulah, North Dakota.

6.   Manufacturer or supplier:

     Westinghouse Electric Company has manufactured and supervised the installation of the turbine-generator.

     Combustion Engineering Company has manufactured and supervised the installation of the steam generator.

     Basin Electric Power Cooperative was the construction manager.

     Stearns-Roger, Inc. provided design and project engineering services.

     Numerous manufacturers, contractors and subcontractors have been and continue to be involved in the construction of Unit 2.

7.   Cost of facility: Approximately $67,477,917.38 for the undivided interest.

8.   Basic rent.

     Initial term:

     Upon the refunding of the Series B Secured Note with the proceeds of the issuance of the Refunding Series B Secured Note described in Item 11 hereinbelow, the remaining aggregate basic rent during the initial term will be approximately as set forth in the lease. Basic rent payable for each period may vary depending on the interest rate payable on the secured notes during the period.

     Fixed rate renewal term:

     Basic rent payable for each period during the fixed rate renewal term (including any extension period) will be an amount equal to one-half of all payments of basic rent payable during the initial term divided by 60, provided that such amount shall not be less than $974,997.

8a.  Periodic installment. Amount:

     Upon the refunding of the Series B Secured Note with the proceeds of the issuance of the Refunding Series B Secured Note described in Item 11 hereinbelow, the aggregate periodic installments will be approximately as set forth in the lease.

     Period: Semiannually.


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9.   Holder of legal title to the facility:

     State Street Bank and Trust Company of Connecticut, National Association (successor to The Connecticut Bank and Trust Company National Association) as Owner Trustee under a Trust Agreement, dated as of November 1, 1985, as amended by Amendment No.1 thereto, dated as of June 30, 1987, with Primo Texas Manufacturing and Finance Acquisition, Inc., successor to Arbella Leasing Corporation.

     Address:

          Corporate Trust Department
          750 Main Street, Suite 1114
          Hartford, Connecticut 06103

10.  Holders of beneficial interests.

     Name and address:

          Primo Texas Manufacturing and Finance Acquisition, Inc.
          c/o First Union National Bank
          10 Statehouse Square
          Hartford, CT 06103

     Amount invested:
          $67,477,917.38

     Percent of equity:

          One hundred percent of the 10.8333 percent undivided interest in Unit 2.

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state amount borrowed, interest rate, number of lenders, terms of repayment (amount and period), date executed and holder of legal title:

     State Street Bank and Trust Company of Connecticut, National Association (successor to the Connecticut Bank and Trust Company, National Association), as Owner Trustee under a Trust Agreement, dated as of November 1, 1985, as amended by Amendment No. 1 thereto, dated as of June 30, 1987, with Primo Texas Manufacturing and Finance Acquisition, Inc., successor to Arbella Leasing Corporation, (a) has executed a Refunding Series A Secured Note, a Series B Secured Note and a Refunding Series C Secured Note and (b) has executed, upon, among other things, (i) the delivery of the Mercer County, North Dakota Pollution Control Refunding


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     Revenue Bonds, Series 1995, pursuant to an Offering Statement dated January
     20, 1993 and (ii) the prepayment and cancellation of the Series B Secured Note, a Refunding Series B Secured Note, the terms of which are as follows:

     Refunding Series A Secured Note

     Amount borrowed: $19,771,848.23.

     Interest rate: A rate to be fixed from time to time.

     Number of lenders: One, with respect to the Series A Secured Note.

     Terms of repayment: The Refunding Series A Secured Note is repayable as to principal on the dates, and in the respective amounts set forth in the the lease.

     Date executed: June 30, 1987

     Period: Annually, with respect to principal; semiannually, with respect to interest.

     Refunding Series B Secured Note

     Amount borrowed: $12,214,545.75.

     Interest Rate: 7.20 percent per annum.

     Number of lenders: The number of those persons from time to time holding Pollution Control Revenue Bonds Series 1995 issued by Mercer County, North Dakota pursuant, to an Offering Statement dated January 20, 1993.

     Terms of repayment: The Refunding Series B Secured Note is repayable (i) as to interest semi-annually on June 30 and December 30 of each year, commencing on June 30, 1995 until maturity on June 30, 2013; and (ii) as to principal, on June 30 of each year, commencing June 30, 2009, which payments shall be in the respective amounts set forth in the lease.

     Period: Annually with respect to principal; semiannually with respect to interest.

     Series C Secured Note

     Amount borrowed: $9,941,853.89.


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     Interest rate: interest from the date of issue in an amount equal to the net costs and expenses, including but not limited to, the cost of obtaining and carrying indebtedness for money borrowed, incurred by Basin Electric Funding Corporation, in connection with making the loan evidenced by the Series C Secured Note.

     Number of lenders: One:

     Terms of repayment: The Series C Secured Note is repayable (i) as to interest semi-annually on June 30 and December 30 of each year, commencing December 30, 1985; and (ii) as to principal on the dates and in the respective amounts set forth in the lease.

     Period: Annually with respect to principal; semiannually with respect to interest.

     Signature of Holder of legal title:
     State Street Bank and Trust Company of Connecticut, National Association (successor to The Connecticut Bank and Trust Company, National Association), as Owner Trustee under a Trust Agreement, dated as of November 1, 1985, with Primo Texas Manufacturing and Finance Acquisition, Inc. (successor in interest to Arbella Leasing Corporation).

                                       By: /s/ James E. Mogavero
                                           --------------------------
                                           Vice President


     Signatures of Holders of Beneficial Interest:
     Primo Texas Manufacturing and Finance Acquisition, Inc.

                                       By: First Union National Bank,
                                           acting soley as Trustee
                                           and not individually

                                       By: /s/ Jeffrey Kramer
                                           --------------------------
                                           Vice President

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